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Exhibit 99.2

Interim Management's Discussion and Analysis for the second fiscal quarter ended June 30, 2008

Management's Discussion and Analysis
July 23, 2008

This Management's Discussion and Analysis (MD&A) contains forward-looking statements. These statements are based on certain estimates and assumptions and involve risks and uncertainties. Actual results may differ materially. See page 18 for additional information.

This MD&A should be read in conjunction with our June 30, 2008 unaudited interim consolidated financial statements and notes. Readers should also refer to our MD&A on pages 10 to 48 of our 2007 Annual Report and to our Annual Information Form (AIF) dated February 27, 2008. All financial information is reported in Canadian dollars (Cdn$) and in accordance with Canadian generally accepted accounting principles (GAAP) unless noted otherwise. The financial measures cash flow from operations, return on capital employed (ROCE) and cash and total operating costs per barrel referred to in this MD&A are not prescribed by GAAP and are outlined and reconciled in Non-GAAP Financial Measures on page 46 of our 2007 Annual Report, and page 16 of this MD&A.

Certain amounts in prior years have been reclassified to enable comparison with the current year's presentation.

Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (mcf) of natural gas: one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

References to "we," "our," "us," "Suncor," or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint ventures, unless the context otherwise requires.

The tables and charts in this document form an integral part of this MD&A.

Additional information about Suncor filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including periodic quarterly and annual reports and the AIF filed with the SEC under cover of Form 40-F, is available on-line at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form a part of this MD&A and is not incorporated into the MD&A by reference.

In order to provide shareholders with full disclosure relating to potential future capital expenditures, we have provided cost estimates for significant capital projects that, in some cases, are still in the early stages of development. These costs are preliminary estimates only. The actual amounts are expected to differ and these differences may be material. For a further discussion of our significant capital projects, see the Significant Capital Project Update on page 12.

Selected Financial Information

Industry Indicators	Three months ended June 30		Six months ended June 30
(average for the period)	2008	2007	2008	2007

West Texas Intermediate (WTI) crude oil US$/barrel at Cushing	124.00	65.05	110.95	61.60
Canadian 0.3% par crude oil Cdn$/barrel at Edmonton	126.40	71.65	112.30	69.55
Light/heavy crude oil differential US$/barrel WTI at Cushing less Western Canadian Select at Hardisty	21.65	19.65	21.55	17.95
Natural Gas US$/mcf at Henry Hub	10.80	7.55	9.45	7.25
Natural Gas (Alberta spot) Cdn$/mcf at AECO	9.35	7.35	8.25	7.40
New York Harbour 3-2-1 crack (1) US$/barrel	11.50	22.90	10.15	17.15
Exchange rate: US$/Cdn$	0.99	0.92	0.99	0.89

(1)
New York Harbour 3-2-1 crack is an industry indicator measuring the margin on a barrel of oil for gasoline and distillate. It is calculated by taking two times the New York Harbour gasoline margin plus one times the New York Harbour distillate margin and dividing by three.

Outstanding Share Data (1) (as at June 30, 2008)

Common shares	934 097 445
Common share options – total	47 999 887
Common share options – exercisable	26 296 686

(1)
On May 14, 2008, the Company implemented a two-for-one stock split of its issued and outstanding common shares.

             Suncor Energy Inc.
 004    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Summary of Quarterly Results

	2008 Three months ended		2007 Three months ended				2006 Three months ended
($ millions, except per share)	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30

Revenues	7 959	5 988	5 092	4 668	4 413	3 951	3 787	4 114
Net earnings	829	708	1 042	627	738	576	334	669

Net earnings attributable to common shareholders per share
Basic	0.89	0.76	1.13	0.68	0.80	0.63	0.36	0.73
Diluted	0.87	0.75	1.10	0.66	0.78	0.61	0.35	0.71

Analysis of Consolidated Statements of Earnings and Cash Flows

Net earnings for the second quarter of 2008 were $829 million, compared to $738 million for the second quarter of 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the second quarter of 2008 were $821 million, compared to $607 million in the second quarter of 2007.

The increase in earnings was primarily due to improved price realizations on our oil sands products, as benchmark crude prices rose to historically high levels, and strong results from our natural gas segment. This was partially offset by lower oil sands production and increased operating expenses and purchases in our oil sands business, as well as reduced margins in the refining and marketing business. Planned and unplanned maintenance at oil sands as well as lower than expected bitumen production, impacted both crude oil production and operating costs during the quarter.

Cash flow from operations in the second quarter of 2008 was $1.405 billion, compared to $1.027 billion in the same period of 2007. The increase was due primarily to the same factors that impacted earnings, as well as an increase in non-cash future income tax.

Net earnings for the first six months of 2008 were $1.537 billion, compared to $1.314 billion for the same period in 2007. Excluding unrealized foreign exchange impacts on the company's U.S. dollar denominated long-term debt, the impact of income tax rate reductions on opening future income tax liabilities, and project start-up costs, earnings for the first half of 2008 were $1.609 billion, compared to $1.175 billion in the same period for 2007. Cash flow from operations for the first six months of 2008 was $2.566 billion, compared to $1.852 billion in the first six months of 2007. The year-to-date increases in earnings and cash flow from operations were primarily due to the same factors that impacted second quarter results and increased oil sands royalties in the first six months of 2008.

Our effective tax rate for the first half of 2008 was unchanged from the first half of 2007 at 29%. During the six months ended June 30, 2008 we recorded $214 million in current income tax expense, compared to $245 million in the six months ended June 30, 2007 (see page 10 for discussion of cash income taxes).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    005

Net Earnings Components

This table explains some of the factors impacting net earnings on an after-tax basis. For comparability purposes, readers should rely on the reported net earnings presented in our unaudited interim consolidated financial statements and notes in accordance with Canadian GAAP.

	Three months ended June 30		Six months ended June 30
($ millions, after-tax)	2008	2007	2008	2007

Earnings before the following items:	821	607	1 609	1 175
Unrealized foreign exchange gain (loss) on U.S. dollar denominated long-term debt	18	81	(57)	91
Impact of income tax rate reductions on opening future income tax liabilities	—	67	—	67
Project start-up costs	(10)	(17)	(15)	(19)

Net earnings as reported	829	738	1 537	1 314

Analysis of Segmented Earnings and Cash Flows

Oil Sands

Oil sands recorded 2008 second quarter net earnings of $751 million, compared with $476 million in the second quarter of 2007. Excluding the impact of income tax rate reductions on opening future income tax liabilities and project start-up costs, earnings for the second quarter of 2008 were $761 million, compared to $427 million in the second quarter of 2007.

Earnings increased primarily as a result of higher benchmark WTI crude oil prices and an increased premium to WTI for sweet crude blends, partially offset by the stronger Canadian dollar and a larger discount to WTI for sour crude blends. Earnings were negatively impacted by reduced production, higher operating expenses, and an increase in purchases of third-party bitumen. Planned and unplanned maintenance at oil sands, as well as reduced bitumen production, impacted both crude oil production and operating costs during the quarter.

Purchases of crude oil and products were $114 million in the second quarter of 2008, compared to $60 million in the second quarter of 2007. The increase was primarily a result of third-party bitumen purchases to offset reduced production from our in-situ and mining operations, and diesel purchases to satisfy customer commitments during the scheduled shutdown. In our in-situ operations we continue work to meet regulatory requirements and in our mining/extraction operations we continue to work through reliability issues.

Operating expenses before tax were $640 million in the second quarter of 2008, compared to $575 million in the second quarter of 2007. The increase in operating expenses in the second quarter of 2008 was primarily due to increased energy input costs, higher maintenance expenses aimed at improving reliability, increased employee costs resulting from higher overall salaries and an increased number of employees, and higher contract mining costs.

Depreciation, depletion and amortization (DD&A) expense was $132 million in the second quarter of 2008, compared to $108 million during the same period in 2007. The increase resulted from continued growth in the depreciable cost base for our oil sands facilities.

Alberta Crown royalty expense was $130 million in the second quarter of 2008, compared to $99 million in the second quarter of 2007. The increase was due mainly to higher revenues resulting from continued strong WTI crude pricing. This increase was partially offset by the impact of higher operating expenses and higher capital expenditures eligible for deduction under Crown royalty formulas. For a further discussion of Crown royalties, see page 8.

             Suncor Energy Inc.
 006    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash flow from operations was $1.174 billion in the second quarter of 2008, compared to $657 million in the second quarter of 2007. The increase was due primarily to the same factors that impacted earnings, as well as an increase in non-cash future income tax.

Net earnings for the first six months of 2008 were $1.446 billion, compared to $944 million in the first six months of 2007. Cash flow from operations for the first six months of 2008 increased to $2.084 billion from $1.257 billion in the first six months of 2007. The year-to-date increases in net earnings and cash flow from operations were due primarily to the same factors that impacted second quarter results, in addition to increased Crown royalties in the first six months of 2008.

Oil sands production averaged 174,600 barrels per day (bpd) in the second quarter of 2008 compared to production of 202,300 bpd during the second quarter 2007. In both 2007 and 2008, production at oil sands was impacted by planned maintenance shutdowns, though production during the second quarter of 2008 was further impacted by upgrader reliability and bitumen production issues. As a result, output during the shutdown averaged 121,000 bpd, compared to our expected production of approximately 200,000 bpd. Unplanned work during the shutdown, combined with labour shortages, resulted in the maintenance lasting longer than the planned 30 days. Based on second quarter results and expectations for the balance of the year, the oil sands production outlook has been reduced to 240,000 to 250,000 bpd from the previous outlook of 275,000 to 285,000 bpd.

Sales volumes during the second quarter of 2008 averaged 181,500 bpd, compared with 208,300 bpd during the second quarter of 2007. The proportion of higher value diesel fuel and sweet crude products decreased to 49% of total sales volumes in the second quarter of 2008, compared to 58% in the second quarter of 2007.

The average price realization for oil sands crude products increased to $121.12 per barrel in the second quarter of 2008, compared to $71.01 per barrel in the second quarter of 2007. We expect strong differentials for our sweet crude blends for the remainder of 2008, and have reduced our expected discount to WTI benchmark prices for our full year 2008 crude sales to WTI less $2.50 to $3.50 per barrel.

During the second quarter of 2008, cash operating costs averaged $50.85 per barrel, compared to $32.70 per barrel during the second quarter of 2007. The increase in cash operating costs per barrel was due to higher operating expenses, lower production volumes, and increased third-party bitumen purchases. Based on second quarter results and expectations for the balance of the year, the oil sands cash operating cost outlook has been increased to $35.00 to $36.00 per barrel from the previous outlook of $26.00 to $27.00 per barrel. Refer to page 16 for further details on cash operating costs as a non-GAAP financial measure, including the calculation and reconciliation to GAAP measures.

Oil Sands Operations and Growth Update

In the second quarter of 2008, Suncor substantially completed a $2.3 billion expansion to one of two oil sands upgraders. The project was completed within the planned budget range and on schedule.

Commissioning of the expanded facility is underway and production volumes are expected to begin ramping up toward a total target of approximately 300,000 bpd by the end of the year. With additional bitumen feedstock planned to come online, we expect upgrading operations to ramp up toward design capacity of 350,000 bpd in 2009.

Production from Suncor's Firebag in-situ operations had been limited by regulators to 42,000 bpd due to sulphur emissions that exceeded regulatory limits in 2007. With the lifting on July 22 of the production cap, Suncor expects to begin steaming new wells, with small amounts of incremental production expected to come on line in the fourth quarter of 2008.

While in-situ operations ramp up, reduced in-situ bitumen supply is expected to be partially mitigated by higher mined bitumen volumes in the second half of the year. Suncor is also pursuing opportunities to increase third-party bitumen purchases.

We are also making steady progress on work to construct new emission abatement equipment for our in-situ operations, including a $340 million sulphur plant. This project is on budget and on schedule for completion in 2009. The sulphur plant is intended to support emissions control for current and future stages of in-situ development, including Stage 3, targeted for completion in 2009. Firebag Stage 3 remains on schedule and on budget with engineering 90% complete and construction 30% complete.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    007

In addition to Firebag Stage 3, work also continues to progress on other elements of the $20.6 billion Voyageur strategy which, together, are expected to increase production capacity by 200,000 bpd to a total capacity of 550,000 bpd in 2012. More than $2.2 billion has been spent to date on expanding in-situ operations, while approximately $2 billion has been spent to date on construction of a third upgrader.

For an update on our significant growth projects currently in progress see page 12.

Oil Sands Crown Royalties

For a description of the Alberta Crown royalty regimes in effect for our oil sands operations, see page 19 of our 2007 Annual Report and note 11 of our second quarter 2008 financial statements.

In the second quarter of 2008, we recorded a pretax royalty estimate of $130 million, compared to $99 million for the second quarter of 2007. In 2008, the estimation process for calculating the quarterly royalty provision was changed from being based on an annual royalty estimate to being based on the actual eligible revenues and costs recorded in the period. If the annualized approach was used for 2008, pretax royalties would have been $85 million higher for the first six months of 2008.

The following table sets forth our estimates of royalties in the years 2008 through 2012, and certain assumptions on which we have based our estimates.

Oil Sands Mining and In-Situ Royalties

WTI Price/bbl US$	100	130	150

Natural gas (Alberta spot) Cdn$/mcf at AECO	8.00	9.50	11.00

Light/heavy oil differential of WTI at Cushing less Maya at the U.S. Gulf Coast US$	18.00	23.00	26.00

Differential of Maya at the US Gulf Coast less Western Canadian Select at Hardisty, Alberta US$	7.00	7.00	7.00

US$/Cdn$ exchange rate	1.00	1.05	1.05

Crown Royalty Expense (based on percentage of total oil sands revenue) %
2008 – Mining synthetic crude oil, in-situ bitumen (25% and 1% min)	9-10	11-12	12-13
2009 – Bitumen (mining old rates – 25% and 1% min; in-situ new rates) (1)	9-11	11-13	12-14
2010 to 2012 – Bitumen (new rates – cap 30% for mining) (1)	9-11	12-14	13-15

(1)
For additional information on royalty rates, see page 19 of our 2007 Annual Report.

The previous table contains forward-looking information and users of this information are cautioned that actual Crown royalty expense may vary from the ranges disclosed in the table. The royalty ranges disclosed in the table were developed using the following assumptions: current agreements with the government of Alberta (assuming the government enacts their proposed framework), royalty rates proposed by the government of Alberta, current forecasts of production, capital and operating costs, and the commodity prices and exchange rates described in the table.

The following material risk factors could cause actual royalty rates to differ materially from the rates contained in the foregoing table:

(i)
Pursuant to the new royalty framework, the government proposed on June 30, 2008 a generic "bitumen valuation methodology" for determining the "R" (gross revenues less related transportation costs) related to bitumen. The proposal uses the Hardisty, Alberta pricing of Western Canadian Select (WCS), a widely traded blend of Alberta bitumen, diluents and conventional heavy oil, as a benchmark. The proposed pricing formula is adjusted for transportation to Hardisty, the value of diluent in the WCS blend and the constituent bitumen quality. The proposal also provides for a floor price based on Maya at the US Gulf Coast if there are unusual market fluctuations affecting WCS relative to the North American market. Following a consultation period with industry, the government expects to implement the new bitumen valuation methodology January 1, 2009, with further refinements for bitumen quality determination expected January 1, 2010. The estimated impact of quality adjustments and other assumptions have been incorporated into the above table. Those assumptions and the final determination of the bitumen valuation methodology may have a material impact on royalties payable to the Crown. For our mining operations, the proposed bitumen methodology

             Suncor Energy Inc.
 008    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com is consistent with Suncor's January 2008 Crown Agreement which places certain limitations on the bitumen valuation methodology;

(ii)
The government announced in April 2008 it will implement recommendations to enhance how the performance of the royalty regime is measured and reported. They are also in the process of reviewing technical policy details and business rules that are being changed to align with the new royalty framework announced in October 2007. Steps taken by the government may affect the calculation of royalties; and

(iii)
Changes in crude oil and natural gas pricing, production volumes, foreign exchange rates, and capital and operating costs for each oil sands project; changes to the generic royalty regime by the government of Alberta; changes in other legislation and the occurrence of unexpected events all have the potential to have an impact on royalties payable to the Crown.

Natural Gas

Our natural gas business recorded net earnings of $52 million in the second quarter of 2008, compared with a net loss of $4 million during the second quarter of 2007. Net earnings increased primarily as a result of higher revenues driven by stronger price realizations, higher sulphur prices and increased production, in addition to lower dry hole costs and the sale of non-core assets. These factors were partially offset by higher royalties, in addition to increased DD&A expense resulting from increased production and an increased capital base due to higher finding and developing costs.

Cash flow from operations for the second quarter of 2008 was $119 million, compared to $70 million in the second quarter of 2007. The increase is primarily due to the same factors affecting net earnings, excluding the impact of DD&A, dry hole costs, and the gain on sale of non-core assets.

Year-to-date net earnings were $71 million, compared to nil in the first six months of 2007. Net earnings increased primarily as a result of higher revenues driven by stronger price realizations, higher sulphur prices and increased production, in addition to lower dry hole costs and the sale of non-core assets. These factors were partially offset by higher royalties and increased DD&A expense. Cash flow from operations for the first six months of the year was $201 million, compared to $134 million reported in the same period in 2007. The increase is primarily due to the same factors affecting net earnings, excluding the impact of DD&A, dry hole costs, and the gain on sale of non-core assets.

Natural gas and liquids production in the second quarter of 2008 was 226 million cubic feet equivalent (mmcfe) per day, compared to 209 mmcfe per day in the second quarter of 2007. The increased production compared to the prior year was primarily due to the addition of new wells. As a result of strong performance during the first half of the year, Suncor has increased its annual production outlook for natural gas to an average expected to range between 210 to 220 mmcfe per day. Our 2008 planned production offsets Suncor's estimated purchases of natural gas for internal consumption at our oil sands operations.

Realized natural gas prices in the second quarter of 2008 were $9.62 per thousand cubic feet (mcf), compared to $6.85 per mcf in the second quarter of 2007, reflecting higher benchmark prices.

Refining and Marketing

Refining and marketing recorded 2008 second quarter net earnings of $91 million, compared to net earnings of $238 million in the second quarter of 2007. The decrease in net earnings primarily resulted from reduced margins on gasoline, asphalt and other heavy products, as well as from softening demand for petroleum products due to historically high prices. As a result of adopting a required FIFO (first-in-first-out) valuation accounting policy for inventory, net earnings were $179 million higher than they would have been under the previous LIFO (last-in-first-out) accounting policy. Under FIFO accounting, earnings are impacted by the increase in value of crude feedstock inventories. In the second quarter of 2007, FIFO accounting resulted in a $32 million positive impact. For further details of this change in accounting policy, see page 15.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    009

Energy marketing and trading activities, including physical trading activities, resulted in a net pretax loss of $12 million in the second quarter of 2008, compared to a net pretax gain of $18 million in the second quarter of 2007. The decrease was primarily due to losses on crude oil sales contracts.

Cash flow from operations was $210 million in the second quarter of 2008, compared to $342 million in the second quarter of 2007. Cash flow from operations decreased primarily due to the same factors affecting net earnings.

During the second quarter of 2008, refinery crude oil utilization was 102%, compared to 108% in the second quarter of 2007. The lower utilization rate in the second quarter of 2008 was primarily due to the softening demand for petroleum products, as well as planned maintenance at the Sarnia refinery.

Our refining and marketing business recorded net earnings of $186 million for the first half of 2008, compared to $344 million during the first half of 2007. Cash flow from operations for the first six months of 2008 was $400 million, compared to $522 million in the first six months of 2007. The year-to-date decreases in net earnings and cash flow from operations were due to the same factors that impacted second quarter results.

During the second quarter, additional capital equipment improvements were identified that will be required before the Sarnia refinery can achieve full benefit from modifications made in 2007 to increase sour synthetic crude capacity at the facility.

In June 2008, we announced plans to expand ethanol production at the St. Clair plant site. The $120 million expansion, targeted for completion in late 2009, is expected to double our current ethanol production at the facility to 400 million litres per year.

Corporate and Eliminations

After-tax net corporate expense was $65 million in the second quarter of 2008, compared to earnings of $28 million in the second quarter of 2007. Excluding the impact of group elimination entries, after-tax net corporate expense was $42 million in the second quarter of 2008 (earnings of $30 million in the second quarter of 2007). Net expense increased mainly due to lower unrealized foreign exchange gains on our U.S dollar denominated long-term debt. After-tax unrealized foreign exchange gains on U.S. dollar denominated long-term debt were $18 million in the second quarter of 2008, compared to $81 million in the second quarter of 2007. Group elimination entries increased to $23 million in the second quarter of 2008, from $2 million in the second quarter of 2007, primarily as a result of profit elimination on inventory sold from oil sands to refining and marketing.

Breakdown of Net Corporate Expense

Three months ended June 30 ($ millions)	2008	2007

Corporate (expense) earnings	(42)	30
Group eliminations	(23)	(2)

Total	(65)	28

Cash used in operations was $98 million in the second quarter of 2008, compared to $42 million in the second quarter of 2007.

Corporate had net expense of $166 million in the first six months of 2008, compared to net earnings of $26 million in the same period of 2007. Cash used in operations was $119 million in the first half of 2008, compared to $61 million in the first half of 2007.

Cash Income Taxes

We estimate we will have cash income taxes of 30% to 50% of our effective tax rate during 2008. Thereafter, we anticipate our cash income tax position to fluctuate, to a maximum of approximately 100% of our effective tax rate by 2015. Cash income taxes are sensitive to crude oil and natural gas commodity price volatility and the timing of deductibility of capital expenditures for income tax purposes, among other things. This estimate is based on the following assumptions: current forecasts of production, capital and operating costs, the commodity prices and exchange rates described in the table "Oil Sands Mining and In-Situ Royalties" on page 8 and effective income tax rates within 2% of the statutory income tax rates, assuming there are no changes to the current income tax regime. Our outlook on cash income tax is a forward-looking statement and users of this information are cautioned that actual cash income taxes may vary from our outlook.

             Suncor Energy Inc.
 010    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Analysis of Financial Condition and Liquidity

Excluding cash and cash equivalents, short-term debt and future income taxes, Suncor had an operating working capital deficiency of $257 million at the end of the second quarter of 2008, compared to a deficiency of $517 million at the end of the second quarter of 2007, due primarily to a reduction in the income taxes payable account.

During the first six months of 2008, net debt increased to $4.407 billion from $3.248 billion at December 31, 2007. The increase in net debt levels was primarily a result of increased capital spending to fulfill our growth strategies.

In May 2008, the company issued 5.80% Medium Term Notes with a principal amount of $700 million under an outstanding $2 billion debt shelf prospectus. Interest on the notes is paid semi-annually, and the notes mature on May 22, 2018. The net proceeds received were added to our general funds to repay outstanding commercial paper, which originally funded our working capital needs, sustaining capital expenditures and growth capital expenditures.

In June 2008, the company issued 6.10% Notes with a principal amount of US$1.25 billion and 6.85% Notes with a principal amount of US$750 million under an amended US$3.65 billion debt shelf prospectus. Interest on the notes is paid semi-annually, and the notes mature on June 1, 2018, and June 1, 2039, respectively. The net proceeds received were added to our general funds, which are used for our working capital needs, sustaining capital expenditures, growth capital expenditures and to repay outstanding commercial paper borrowings.

Also during the second quarter, Suncor's $3.5 billion syndicated credit facility was increased to $3.75 billion, while our $410 million bilateral credit facility was reduced to $370 million and had its term extended to 2009.

At June 30, 2008, our undrawn credit facilities were approximately $3.4 billion and we had cash and cash equivalents of approximately $2.1 billion. Outstanding debt shelf prospectuses filed in 2007 enable the company to issue debt in Canada and the United States. We believe we have the capital resources from our undrawn credit facilities, cash flow from operations, and access to debt capital markets to fund the remainder of our 2008 capital spending program and to meet our current working capital requirements. If additional capital is required, we believe adequate additional financing will continue to be available at commercial terms and rates. As reported in our 2007 Annual Report, we anticipate capital spending of approximately $7.5 billion for 2008.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    011

Significant Capital Project Update

A summary of the progress on our significant projects under construction to support both our growth and sustaining needs is provided below. All projects listed below have received Board of Directors approval.

		Cost						% complete			Target
Project	Plan	estimate $ millions	(1)	Estimate % Accuracy	(1)	Spent to date		Overall engineering	Construction	(2)	completion date

Coker unit	Expected to increase production capacity by 90,000 bpd	2 100		+13/-7		2 260		100	99		Q3 2008

Naphtha unit	Increases sweet product mix	650		+10/-10		500		99	30		2009

Steepbank extraction plant	New location and technologies aimed at improving operational performance	850		+10/-10		480		99	45		2009

North Steepbank mine expansion	Expected to generate about 180,000 bpd of bitumen	400		+10/-10		90		50	20		2009

Firebag sulphur plant	Support emission abatement plan at Firebag; capacity to support Stages 1-6	340		+10/-10		175		85	30		2009

Voyageur program: Firebag (3)	Expansion of Firebag 3-6 is expected to generate about 270,000 bpd of bitumen	9 000		+18/-13		2 255	(4)

	– Stage 3							90	30		2009

	– Stage 4 (5)							50	—		2010

	– Stage 5 (5)							10	—		2011

	– Stage 6 (5)							10	—		2011

Voyageur program: Upgrader 3 (6)	Expected to increase production capacity by 200,000 bpd	11 600		+12/-8		1 965	(4)	70	5		2011

(1)
Excludes commissioning and start-up costs. Cost estimates and estimate accuracy reflect budgets approved by Suncor's Board of Directors.

(2)
Excludes commissioning and start-up.

(3)
Ramp-up to full capacity of each stage can take up to eighteen months from completion of construction.

(4)
Spending to date includes procurement of major project components. For Firebag Stage 3, procurement at June 30, 2008, was 85% complete; for Stage 4, 80% complete; and for Stage 5, 4% complete. For Upgrader 3, procurement was 60% complete.

(5)
Pending regulatory approval.

(6)
Construction completion targeted in 2011 with ramp-up to full capacity during 2012.

The previous table contains forward-looking information and users of this information are cautioned that the actual timing, amount of the final capital expenditures and expected results for each of these projects may vary from the plans disclosed in the table. The target completion dates and cost estimates are based on information and assumptions from the procurement, design and engineering phases of the projects. The more preliminary the project, the greater the range of uncertainty that is projected in connection with the project.

For a list of the material risk factors that could cause actual timing, amount of the final capital expenditures and expected results to differ materially from those contained in the previous table, please see our 2007 Annual Report, pages 21 to 26.

             Suncor Energy Inc.
 012    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Derivative Financial Instruments

On January 1, 2008, the company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and the company's approach to management of these risks. These new disclosures have been incorporated in the following discussion and in the notes to our unaudited financial statements.

We periodically enter into derivative contracts to hedge against the potential adverse impact of changing market prices due to changes in the underlying indices. We also use physical and financial energy contracts to earn trading and marketing revenues.

The estimated fair values of financial instruments have been determined based on the company's assessment of available market information and appropriate valuation methodologies based on industry-accepted third-party models; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

Commodity and Treasury Hedging Activities

To provide an element of stability to future earnings and cash flow, we have Board of Directors approval to fix a price or range of prices for up to approximately 30% of our total planned production of crude oil for specified periods of time. The company has hedged a portion of its forecasted U.S. dollar denominated sales subject to U.S. dollar West Texas Intermediate (WTI) commodity price risk. At June 30, 2008, costless collar crude oil hedges totaling 10,000 bpd of production were outstanding for the remainder of 2008. Prices for these barrels are fixed within a range from an average of US$59.85/bbl up to an average of US$101.06/bbl. In addition to these hedges, we have crude oil puts for 55,000 bpd of production for 2009 and 2010 which provide us with a floor price of US$60.00/bbl.

In addition to our strategic crude oil hedging program, the company also uses derivative contracts to hedge risks related to purchases and sales of natural gas and refined products, and to hedge risks specific to individual transactions.

Settlement of our commodity hedging contracts result in cash receipts or payments for the difference between the derivative contract and market rates for the applicable volumes hedged during the contract term. For accounting purposes, amounts received or paid on settlement are recorded as part of the related hedged sales or purchase transactions in the Consolidated Statements of Earnings and Comprehensive Income.

We periodically enter into interest rate swap contracts as part of our strategy to manage exposure to interest rates. The interest rate swap contracts involve an exchange of floating rate and fixed rate interest payments between ourselves and investment grade counterparties. The differentials on the exchange of periodic interest payments are recognized as an adjustment to interest expense. In addition to our interest rate swap contracts, the company also manages variability in market interest rates and foreign exchange rates during periods of debt issuance through the use of interest rate locks and foreign exchange forward contracts.

The earnings impact associated with changes in the fair values of our commodity and treasury hedging derivative financial instruments in the second quarter of 2008 was a pretax loss of $72 million (2007 – pretax loss of $9 million). The earnings impact in the first six months of 2008 was a pretax loss of $88 million (2007 – pretax loss of $11 million).

Energy Marketing and Trading Activities

In addition to derivative contracts used for hedging activities, the company uses physical and financial energy derivatives to earn trading and marketing revenues. The results of these trading activities are reported as revenue and as energy marketing and trading expenses in the Consolidated Statements of Earnings and Comprehensive Income. The net pretax losses associated with our energy marketing and trading activities in the second quarter of 2008 were $12 million (2007 – pretax earnings of $18 million). The net pretax earnings in the first six months of 2008 were $17 million (2007 – pretax earnings of $15 million).

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    013

Fair Value of Derivative Financial Instruments

The fair value of derivative financial instruments is the estimated amount that we would receive (pay) to terminate the contracts. Such amounts, which also represent the unrealized gain (loss) on the contracts, were as follows:

($ millions)	June 30 2008	December 31 2007

Derivative financial instruments accounted for as hedges
Assets	30	20
Liabilities	(79)	(11)
Derivative financial instruments not accounted for as hedges
Assets	68	18
Liabilities	(113)	(21)

Net derivative financial instruments	(94)	6

For further details on our derivative financial instruments, see note 3 to the unaudited interim consolidated financial statements on page 28.

Environmental Regulation and Risk

Production from Suncor's Firebag in-situ operations had been limited by regulators to 42,000 bpd due to sulphur emissions that exceeded regulatory limits in 2007. With the lifting on July 22 of the production cap, Suncor expects to begin steaming new wells, with small amounts of incremental production expected to come on line in the fourth quarter of 2008. In addition, Suncor continues its work to construct a $340 million Firebag sulphur plant to help manage sulphur emissions.

In April 2007, the Canadian federal government introduced the Clean Air regulatory framework, which is expected to regulate both greenhouse gas (GHG) emissions and air pollutants from industrial emitters. Further details on the GHG framework were released in March 2008. Suncor has been engaged in the ongoing consultations on this framework. In support of developing regulation, Suncor submitted required production, operations and emissions information for designated facilities to the federal government in May. Draft GHG regulations are expected in fall 2008, with final regulations in fall 2009 and the provisions coming into force on January 1, 2010. The financial impact of this proposed legislation will be dependent on the details of Clean Air Act regulations.

There remains uncertainty around the outcome and impacts of climate change and other environmental regulations. Depending on the scope of any final regulations, these impacts may have an adverse effect on our results from operations and financial position in the future. We continue to actively work to mitigate our environmental impact, including taking action to reduce GHG emissions, investing in renewable and alternate forms of energy such as wind power and biofuels, accelerating land reclamation, the installation of new emission abatement equipment and pursuing other opportunities such as carbon capture and sequestration.

On June 26, 2008, the Energy Resources Conservation Board (ERCB) released a draft directive, Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes, for industry review and comment until September 15, 2008. The directive proposes to establish performance criteria for consolidated tailings (CT) operations, a requirement for specific approval and monitoring of CT ponds, a requirement for reporting tailings plans, and changes to the ERCB annual mine plan requirements and approval process to regulate tailings operations. We are currently assessing the impact of the directive.

Control Environment

Based on their evaluation as of June 30, 2008, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures (as defined in Rules 13(a) – 15(e) and 15(d) – 15(e) under the United States Securities and Exchange Act of 1934 (the Exchange Act)) are effective to ensure that information required to be disclosed in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. In addition, as of June 30, 2008, there were no changes in our internal control over financial reporting that occurred during the three and six month periods ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. We will continue to periodically evaluate our disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

             Suncor Energy Inc.
 014    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Change in Accounting Policies

(a) Inventories

On January 1, 2008 the company was required to retroactively adopt CICA Handbook section 3031 "Inventories". Under the new standard, the use of a LIFO (last-in-first-out) based valuation approach for inventory has been eliminated. The standard also requires any impairment to net realizable value of inventory to be written down at each reporting period, with subsequent reversals when applicable. The company transitioned to a FIFO (first-in-first-out) based valuation approach for inventory effective January 1, 2008. The impact of adopting this standard is as follows:

Change in Consolidated Balance Sheets

($ millions, increase/(decrease))	June 30 2008	December 31 2007

Inventory	819	404

Total assets	819	404

Accounts payable and accrued liabilities	(56)	—
Future income taxes	267	121
Retained earnings	608	283

Total liabilities and shareholders' equity	819	404

Change in Consolidated Statements of Earnings and Comprehensive Income

	Three months ended June 30		Six months ended June 30
($ millions, increase/(decrease))	2008	2007	2008	2007

Purchases of crude oil and products	(239)	(62)	(335)	(75)
Operating, selling and general	(178)	(81)	(136)	(103)
Future income taxes	122	46	146	56

Net earnings	295	97	325	122

Per common share – basic (dollars)	0.32	0.11	0.35	0.13
Per common share – diluted (dollars)	0.31	0.10	0.34	0.13

Segmented Net Earnings Impact

	Three months ended June 30		Six months ended June 30
($ millions, increase/(decrease))	2008	2007	2008	2007

Net earnings
Oil sands	129	57	96	72
Refining and marketing	179	32	259	39
Corporate and eliminations	(13)	8	(30)	11

Total	295	97	325	122

(b) Capital Disclosure

On January 1, 2008, the company adopted CICA Handbook section 1535 "Capital Disclosures". This section establishes disclosure requirements for management's policies and processes in defining and managing its capital. There is no financial impact to previously reported financial statements as a result of the implementation of this new standard.

(c) Financial Instruments – Disclosures and Presentation

On January 1, 2008, the company adopted CICA Handbook sections 3862 "Financial Instruments – Disclosures" and 3863 "Financial Instruments – Presentation", which enhance existing disclosures for financial instruments. In particular, section 3862 focuses on the identification of risk exposures and the company's approach to management of these risks. There is no financial impact to previously reported financial statements as a result of the implementation of this new standard.

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    015

(d) International Financial Reporting Standards

In February 2008, the Accounting Standards Board confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for publicly accountable enterprises. Accordingly, Suncor will be required to report its results under IFRS starting in 2011. We are currently assessing the impact of the transition to IFRS on our financial reporting and disclosures. We are developing a full transition plan for compliance, but are not currently able to assess the overall impact of the change. Key disclosures surrounding our transition will be made in our year-end 2008 Consolidated Financial Statements and Management's Discussion and Analysis, consistent with the recent reporting standards requirements release.

Non-GAAP Financial Measures

Certain financial measures referred to in this MD&A, namely cash flow from operations, return on capital employed (ROCE) and oil sands cash and total operating costs per barrel, are not prescribed by GAAP. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Suncor includes these non-GAAP financial measures because investors may use this information to analyze operating performance, leverage and liquidity. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor provides a detailed numerical reconciliation of ROCE on an annual basis in the company's annual MD&A, which is to be read in conjunction with the company's annual consolidated financial statements. For a summarized narrative reconciliation of ROCE calculated on a June 30, 2008 interim basis, please refer to page 39 of our second quarter report to shareholders.

Cash flow from operations is expressed before changes in non-cash working capital. A reconciliation of net earnings to cash flow from operations is provided in the Schedules of Segmented Data, which are an integral part of Suncor's June 30, 2008 unaudited interim consolidated financial statements.

A reconciliation of cash flow from operations on a per common share basis is presented in the following table:

			Three months ended June 30		Six months ended June 30
			2008	2007	2008	2007

Cash flow from operations ($ millions)	A		1 405	1 027	2 566	1 852
Weighted average number of shares outstanding – basic (millions of shares)	B		930.5	921.4	928.6	920.8
Cash flow from operations – basic ($ per share)	(A/B	)	1.51	1.11	2.76	2.01

The following tables outline the reconciliation of oil sands cash and total operating costs to expenses included in the Schedules of Segmented Data in the company's financial statements.

             Suncor Energy Inc.
 016    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Operating Costs – Total Operations

	Three months ended June 30				Six months ended June 30
	2008		2007 (1)		2008		2007 (1)
(unaudited)	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	640		575		1 357		1 165
Less: natural gas costs, inventory changes, stock-based compensation and other	(3)		(43)		(158)		(137)
Less: non-monetary transactions	(30)		(31)		(56)		(63)
Accretion of asset retirement obligations	13		10		27		20
Taxes other than income taxes	17		12		33		24

Cash costs	637	40.10	523	28.40	1 203	31.30	1 009	24.75
Natural gas	139	8.75	77	4.20	250	6.50	177	4.35
Purchased bitumen (excluding other reported product purchases)	32	2.00	2	0.10	65	1.70	3	0.10

Total cash operating costs	808	50.85	602	32.70	1 518	39.50	1 189	29.20
Project start-up costs	14	0.90	21	1.15	21	0.55	23	0.55

Total cash operating costs	822	51.75	623	33.85	1 539	40.05	1 212	29.75
Depreciation, depletion and amortization	132	8.30	108	5.85	261	6.80	208	5.10

Total operating costs	954	60.05	731	39.70	1 800	46.85	1 420	34.85

Production (thousands of barrels per day)	174.6		202.3		211.0		225.1

(1)
Prior period amounts have been restated to reflect the change in accounting policy noted on page 15.

Oil Sands Operating Costs – In-Situ Bitumen Production Only

	Three months ended June 30				Six months ended June 30
	2008		2007		2008		2007
(unaudited)	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel	$ millions	$/barrel

Operating, selling and general expenses	76		68		165		137
Less: natural gas costs and inventory changes	(46)		(35)		(91)		(70)
Taxes other than income taxes	2		2		4		3

Cash costs	32	10.10	35	10.60	78	12.35	70	10.80
Natural gas	46	14.55	35	10.60	91	14.40	70	10.80

Cash operating costs	78	24.65	70	21.20	169	26.75	140	21.60
In-situ (Firebag) start-up costs	5	1.65	—	—	6	0.95	—	—

Total cash operating costs	83	26.30	70	21.20	175	27.70	140	21.60
Depreciation, depletion and amortization	21	6.70	19	5.75	43	6.70	36	5.55

Total operating costs	104	33.00	89	26.95	218	34.40	176	27.15

Production (thousands of barrels per day)	34.7		36.2		34.7		35.8

Suncor Energy Inc.
 Inquiries John Rogers (403) 269-8670                                                                                                                                      2008 Second Quarter    017

Legal Notice – Forward-Looking Information

This Management's Discussion and Analysis contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "believes," "projects," "invests," "could," "focus," "goal," "proposed," "target," "objective," "potential," "forecast," "predict," "enable," "outlook," and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements and readers are cautioned not to place undue reliance on them.

The risks, uncertainties and other factors that could influence actual results include but are not limited to, changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; commodity prices, interest rates and currency exchange rates; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects (for example, the Voyageur project, including our Firebag in-situ development) and regulatory projects (for example, the emissions reduction modifications at our Firebag in-situ development); the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, the ERCB's draft directive on tailings performance criteria and requirements for oil sands mining schemes, the Government of Alberta's implementation of recommendations to enhance how the performance of the royalty regime is measured and reported, the Government of Canada's proposed Clean Air regulatory framework and the development of greenhouse gas regulation by other provincial and state governments); the future potential for lawsuits against greenhouse gas emitters, based on links drawn between greenhouse gas emissions and climate change; unexpected issues associated with management and reclamation of our tailings ponds; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; and the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor. The foregoing important factors are not exhaustive.

Many of these risk factors are discussed in further detail throughout this Management's Discussion and Analysis and in the company's Annual Information Form/Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission (SEC) at www.sec.gov. Readers are also referred to the risk factors described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

             Suncor Energy Inc.
 018    2008 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

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